FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For October 24, 2016

Commission File Number: 001-14624

RBS Holdings N.V.

Gustav Mahlerlaan 350

1082 ME Amsterdam

PO BOX 12925

The Netherlands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X	Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):__

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):__

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___	No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

RBS Holdings N.V.

Notice of Change of Service of Process Agent

In connection with the indentures set out below (collectively, the “Indentures”), The Royal Bank of Scotland Group plc (“RBSG”) and RBS Holdings N.V. (“RBSH”), hereby announce that the current agent for service of process originally appointed under each of the Indentures has been replaced with CT Corporation System, 111 Eighth Avenue, New York, NY, 10011.

The new appointment relates to the agent designated for the service of process in connection with the following Indentures and the notes issued thereunder which remain outstanding:

a)	Senior Debt Indenture dated October 21, 2009 between RBSG and The Bank of New York Mellon (London Branch) in respect of the Senior Notes due 2019 (ISIN: US780097AW11);

b)	Amended and Restated Senior Debt Securities Indenture dated August 13, 2010 between The Royal Bank of Scotland plc (as Issuer), RBSG (as Guarantor) and The Bank of New York Mellon (London Branch) in respect of the Senior Notes due 2020 (ISIN: US78010XAE13) and the Senior Notes due 2021 (ISIN: US78010XAK72);

c)	Subordinated Debt Securities Indenture dated December 4, 2012 between RBSG and The Bank of New York Mellon (London Branch) in respect of the Subordinated Tier 2 Notes due 2022 (ISIN: US780099CE50) and the Subordinated Tier 2 Notes due 2023 (ISIN: US780097AY76); and

d)	Indenture dated June 2, 2003 between ABN AMRO Bank N.V. and The Bank of New York Mellon in respect of the Subordinated Tier 2 Notes due 2018 (ISIN: US00080QAA31 / USN02627AR30 / US00080QAB14).

The ISIN numbers referred to above have been assigned to the notes by an organization not affiliated with RBSG, RBSH or the trustee and are included solely for reference. Neither RBSG, RBSH nor the trustee shall be responsible for the selection or use of such ISIN numbers, nor is any representation made as to their correctness or accuracy.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

RBS Holdings N.V. (Registrant)

Date:	October 24, 2016	By	/s/ G. G. Gorter
			Name:	G. G. Gorter
			Title:	Authorised Signatory